UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Global Traffic Network, Inc.

Name of Subject Company (issuer)

GTCR Gridlock Acquisition Sub, Inc.

GTCR Gridlock Holdings (Cayman), L.P.

GTCR Gridlock Holdings, Inc.

GTCR Gridlock Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

Global Traffic Network, Inc.

William L. Yde III

(Names of Filing Persons)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

37947B103

(CUSIP Number of Class of Securities)

Christian B. McGrath GTCR Gridlock Holdings (Cayman), L.P. 300 N. LaSalle Street, Suite 5600 Chicago, Illinois (312) 382-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Thomas C. Janson David Schwartz Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	William L. Yde III Global Traffic Network, Inc. 880 Third Avenue, 6th Floor New York, NY 10022 (212) 896-1255	Edward Sonnenschein Bradley C. Faris Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011, and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $32,888.37

Form or Registration No.:  Schedule TO

Filing Party:  GTCR Gridlock Acquisition Sub, Inc.

Date Filed:  August 9, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BACKGROUND

This Amendment No. 3 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011, and Amendment No. 2 thereto, filed with the SEC on September 6, 2011 (as so amended, the “Schedule 13E-3”), in each case by (a) GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”), (b) GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), (c) GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”), (d) GTCR Gridlock Partners, Ltd., a Cayman Islands limited company (“Gridlock Partners”), (e) GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”), (f) GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV”), (g) GTCR Investment X AIV Ltd., a Cayman Islands limited company (“GTCR” and, together with the Purchaser, Parent, U.S. Parent, Gridlock Partners, Fund X/A AIV and Fund X/C AIV, the “Purchaser Group”), (h) William L. Yde III (the “Chairman”) and (i) Global Traffic Network, Inc., a Nevada corporation (“Global” and, together with the Purchaser Group and the Chairman, the “Filing Persons”). This Transaction Statement relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global at a purchase price of $14.00 per Share, payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13E-3.

Amendments to the Schedule 13E-3

The Schedule 13E-3 is hereby amended and supplemented as follows.

ITEM 16.	EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(5)(B)	Press Release, dated September 14, 2011 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 3 to the Schedule TO filed with the SEC on September 14, 2011)”

“(a)(5)(C)	Memorandum of Understanding , dated September 14, 2011 (incorporated by reference to Exhibit (a)(5)(G) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on September 14, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 14, 2011

GTCR GRIDLOCK ACQUISITION SUB, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS (CAYMAN) L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK PARTNERS, LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR FUND X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR FUND X/C AIV LP

By:	GTCR Partners X/A&C AIV Ltd.
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody
Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

WILLIAM L. YDE III

By:	/s/ William L. Yde III
Name:	William L. Yde III

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